

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2009

Blockbuster Inc.
Thomas M. Casey-Chief Financial Officer
1201 Elm Street
Dallas, Texas 75270

> **Re:** **Blockbuster Inc.**
> **Form 10-K for the fiscal year ended January 4, 2009**
> **File Number: 001-15153**

Dear Mr. Casey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Blockbuster Inc.
Thomas M. Casey-Chief Financial Officer
December 18, 2009
Page 2

Definitive Proxy Statement on Schedule 14A

Executive Officer and Director Compensation, page 22
Compensation Process, page 23

1. We note your disclosure in the last sentence of the first full paragraph of this
    section. In future filings, please disclose the degree to which the Compensation
    Committee considered such companies comparable to you. Refer to Item
    402(b)(2)(xiv) of Regulation S-K.

Annual Bonus, page 24

2. In future filings, please revise to disclose in your Compensation Discussion and
    Analysis all performance targets for your named executive officers. To the extent
    you believe that disclosure of the targets is not required because it would result in
    competitive harm such that the targets could be excluded under Instruction 4 to
    Item 402(b) of Regulation S-K, please provide us with a detailed explanation for
    such conclusion. Please also note that to the extent that you have an appropriate
    basis for omitting the specific targets, you must discuss how difficult it would be
    for the named executive officers or how likely it will be for you to achieve the
    undisclosed target levels or other factors. General statements regarding the level
    of difficulty, or ease, associated with achieving performance goals either
    corporately or individually are not sufficient.

Form 10-K for the Year Ended January 4, 2009

Managements' Discussion and Analysis
Results of Operations, page 45

3. We note that your discussion does not address cost of sales directly. In this regard,
    we believe your gross profit disclosures should be supplemented with, or
    preferably replaced by, a discussion and analysis of your cost of sales on a stand-
    alone basis for each segment and as a whole. Further, such disclosure should
    include separate quantification and discussion of changes in significant
    components of cost of sales. See Instruction #4 to Item 303(a) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1- Description of Business and Summary of Significant Accounting Policies, page
79

4. Based on page 10 of your September 2009 investor relations presentation, it
    appears that 18% of your stores are unprofitable from a Store EBITDA
    perspective. In this regard, please tell us whether or not an impairment charge has
    been recorded with respect to these stores. If not, tell us why no impairment was
    taken.

5. It appears that your shift to Vending and Streaming downloads will materially impact your revenue recognition process. In particular, it appears that these delivery mediums provide you with royalty or transaction fees. We also note from your third quarter earnings call on November 12, 2009 that, in certain circumstances, you will not collect amounts until the vending kiosks are profitable to your partner. In this regard, tell us your accounting methodology for these revenue streams and whether you will account for these amounts on a net or gross basis.

Note 11- Segment and Geographic Information, page 118

6. You indicate that your segments reflect the manner in which your Chief Operating Decision Maker ("CODM") manages and assesses business performance as well as allocates resources. However, your various presentations to shareholders and investors solely focus on management's shift in strategy to operating fewer stores and growing new methods of distribution. Your presentations also focus on the nature, cost and benefits of your current alternate delivery channels (Total Access, On Demand and Vending). Additionally, the following factors were discussed at length by Jim Keyes during your third quarter earnings call on November 12, 2009:

    - You are undergoing a business transformation and shift in strategy.
    - The focus is on the effective management of the retail portfolio by delivering the Blockbuster brand through multiple channels.
    - The goal is have a multichannel approach by growing the different distribution channels.
    - Advertising dollars are being focused on distribution channels, including an increase in spending on promotions and marketing to target online customers.
    - Investors should not think of Blockbuster as only physical stores.
    - The new distribution channels have resulted in the creation of a different distribution model with studios.
    - Due to the nature of the revenue sharing agreements associated with these new delivery channels, some delivery mediums will have smaller margins and, as such, you plan on generating cash flows as well as profits through economies of scale.

    We also note that a significant portion of your MD&A focuses on the impact that these distribution channels have on your results, including margins. In addition, you indicate on page 6 of your September 2009 Investor Relations presentation that your Total Access program is highly profitable. Accordingly, it appears that discreet financial information about the profitability of each of these distribution channels is available. Based on the factors discussed by Jim Keyes, it also appears the economic characteristics of each distribution channel are materially different. In light of these factors, please tell us how you determined that your shift in strategy did not alter your segment structure and whether any consideration was given to restructuring your segment information to more closely resemble your current strategy and what appears to be Jim Keyes' approach to managing the business. If you do not believe this shift in strategy has altered your segment structure, it is not clear why your presentations have solely focused on the growth plans of these distribution channels as well as their impact on your current and future operations, with little or no discussion of Domestic and International operations. In other words, it appears this business transformation and shift in strategy has altered the manner in which your CODM manages and assesses business performance, as well as allocates resources, from a geographical approach to a distribution channel approach. Please advise.

Form 10-Q for the Quarterly Period Ended October 4, 2009

Notes to Consolidated Financial Statements
Note 1—Basis of Presentation
Goodwill and Intangible Assets, page 7

7. You indicate that you performed an impairment analysis as of the third quarter of 2009. In particular, you indicate that estimated fair values of your reporting units were determined to be more than their respective carrying amounts and, therefore, it was not necessary to perform step two of the goodwill impairment test. In this regard, please provide us with significant support for your conclusions and consider revising your disclosures to include the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Additionally, please provide us with a summary of the impairment analysis you performed with respect to your domestic and international reporting units. In addition, please include a discussion of the assumptions underlying your estimates of future cash flows.

Note 2—Liquidity, Credit Agreement and Other Debt, page 11

8. On August 27, 2009, you entered into Amendment No. 2 to the Amended and Restated Initial Public Offering and Split-Off Agreement with Viacom. In connection with this agreement, you indicate that negotiated payments to certain landlords relate to renegotiation or termination of certain lease agreements. Based on the disclosure on page 14, your letters of credit were reduced by $50 million, for a net liquidity improvement of $34 million. As such, it appears the negotiated termination payments were approximately $16 million. We also note from your third quarter earnings call on November 12, 2009 that you are amortizing these amounts instead of recognizing an expense in the current period. In this regard, tell us how your accounting methodology for these payments complies with paragraphs 14 through 16 of SFAS 146.

Managements' Discussion and Analysis

Strategic Objectives, page 31

9. You indicate that you continue the closure of less profitable stores with approximately 400 stores planned to be closed during the fourth quarter of 2009 and early 2010 and approximately 250 stores planned to be closed in the remainder of 2010. In this regard, it appears that such closures could result in significant lease terminations. If so, your MD&A should be revised to clearly discuss any known trends or uncertainties that had, or that you expect to have, a material unfavorable impact on your results of operations. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief